UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: October 16, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-99.1 Order of the Company Law Board dated October 15, 2009
EX-99.2 Order of the Company Law Board dated October 16, 2009

Other Events
1. On September 30, 2009, Satyam Computer Services Limited (“Satyam” or the “Company”) filed with the Securities and Exchange Commission (“SEC”) a Form 12b-25 disclosing that the Company would not be able to file its annual report on Form 20-F for the fiscal year ended March 31, 2009 by its due date of September 30, 2009. This form was amended on October 15, 2009. The Form 12b-25 disclosed the reasons for the delay by the Company in filing its annual report on a timely basis. The anticipated filing date of the annual report is not presently known.
     On October 16, 2009, the Company received a letter from the staff of NYSE Regulation, Inc. advising the Company that due to the failure of the Company to file its annual report on Form 20-F with the SEC by October 15, 2009, the Company will be included in the late filers list on the Listing Standards Filing page on www.nyse.com on October 22, 2009 and an “.LF” indicator will be appended to the Profile, Data and News pages provided by NYSE and to the Company’s trading symbol as reported on the consolidated tape.
     The letter further advised the Company that NYSE Regulation, Inc. will closely monitor the status of the Company’s late filing and related public disclosure for up to an initial six-month period from the report’s original due date. The letter indicated that the NYSE Regulation, Inc. may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances as outlined in Rule 802.01E of the NYSE Listed Company Manual. The letter further noted that regardless of the procedures described in the letter, NYSE Regulation, Inc. could commence delisting proceedings at any time during the period that is available to complete the filing, if circumstances warrant.
2. On October 15 and 16, 2009, the Company received two orders (the “CLB Orders”) from the Hon’ble Company Law Board (the “CLB”):
•	Authorizing the Board of Directors of the Company to appoint statutory auditors for fiscal year 2008- 2009, subject to ratification by the shareholders in their meeting as and when held;

•	Extending to June 30, 2010 the time for filing of documents which are required to be filed by the Company with the various statutory authorities in India, whether already due or to become due, including the financial statements for fiscal years 2008 and 2009 and the quarterly financial reports as required under the Company’s listing agreements with the stock exchanges;

•	Permitting the Company to reflect any errors, omissions, irregularities, misstatements or any other irregularity identified for periods prior to fiscal year 2008-2009 as prior period adjustments in the financial statements for the fiscal year 2008-2009. Any errors, omissions, irregularities, misstatements or any other irregularity identified relating to fiscal year 2008-2009 are to be treated appropriately in the annual financial statements of fiscal year 2008-2009 in accordance with applicable accounting standards; and

•	Permitting the Company to present the audited annual financial statements for the fiscal years 2008-2009 and 2009-2010 together in one annual general meeting of the Company’s shareholders, if so required, and to hold such meeting of the Company’s shareholders within three months of finalizing the audited financial statements for these years.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary
Date: October 19, 2009

EXHIBITS INDEX
99.1	Order of the Company Law Board dated October 15, 2009

99.2	Order of the Company Law Board dated October 16, 2009